03012715

VF 3-20-03

D STATES
{CHANGE COMMISSION
..........on, D.C. 20549

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AA 4/1/2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 19 2003 165 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 46500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

647 FRANKLIN AVENUE
(No. and Street)

GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SALVATORE A. RISI 516-755-6258
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name - if *individual, slate last, first, middle name)*

HIGH RIDGE COMMONS,STE 402 (Address) 200 HADDONFIELD BERLIN RD. (City) GIBBSBORO,NJ (State) 08026 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsforexemptionfrom the requirement that the annualreportbe coveredbythe opinion ofan independent public accountant must be supported by a statement offacts and circumstances relied on as the basisfor the exemption. See Section 240.17a-5(e)(2)*

AA 4/1/2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unlessthe form displays a currentlyvalid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HENRY T GOODMAN
Notary Public - State of New York
NO. 01GO5049931
Qualified in Nassau County
My Commission Expires 2/2/00

Notary Public

Signature

Secretary
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the-previous audit. --

"For conditions of conjidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3),

VISION SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

VISION SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Vision Securities, Inc.
Garden City, New York

We have audited the accompanying statement of financial condition of Vision Securities, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vision Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Bagell, Josephs & Company, L.L.C.
Gibbsboro, New Jersey

March 15, 2003

VISION SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Assets	
Due from clearing broker	$ 10,775
Employee advances	9,750
TOTAL ASSETS	$ 20,525

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 18,918
TOTAL LIABILITIES	18,918
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, 5 shares issued and outstanding	4,500
Additional paid-in capital	332,238
Accumulated deficit	(335,131)
Total Stockholders' Equity	1,607
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 20,525

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING REVENUES	
Commissions and fee income	$ 31,925
OPERATING EXPENSES	
Compensation, payroll taxes and benefits	61,541
Clearing services	25,704
Consulting expense	75,156
Telephone	7,416
Travel and entertainment	4,189
Professional fees	19,941
Compliance expenses	18,281
Office administration and expenses	10,708
Occupancy	28,604
Other	7,304
Insurance	11,257
Total Operating Expenses	270,101
LOSS BEFORE OTHER INCOME	(238,176)
OTHER INCOME	
Interest	70
Other income	21,598
Total Other Income	21,668
NET LOSS	$ (216,508)

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock at Cost	Total
BALANCE, DECEMBER 31, 2001	$ 4,500	$ 258,530	$ (118,623)	$ (7,500)	$ 136,907
RECAPITALIZATION UPON SALE TO NEW OWNERS	-	(139,407)	-	7,500	(131,907)
CAPITAL CONTRIBUTIONS	-	213,115	-	-	213,115
NET LOSS	-	-	(216,508)	-	(216,508)
BALANCE, DECEMBER 31, 2002	$ 4,500	$ 332,238	$ (335,131)	$ -	$ 1,607

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (216,508)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
(Increase) in due from clearing broker	(10,775)
(Increase) in employee advance	(9,750)
Increase in accounts payable and accrued expenses	21,734
Total adjustments	1,209
Net cash used in operating activities	(215,299)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions - net	213,115
Net cash provided by financing activities	213,115
NET DECREASE IN CASH	(2,184)
CASH - BEGINNING OF YEAR	2,184
CASH - END OF YEAR	$ -
SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITY	
Assets distributed to previous owner - net	$ 131,907

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Vision Securities, Inc. (the "Company") was incorporated in the State of New York in 1993. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operated out of two locations; Garden City and Lawrence, New York. The Company merged with Lantern Investments in July 1999.

The Company on May 10, 2001 entered into a branch office agreement with GCG Holdings, Inc ("GCG").

On February 1, 2002, the issued and outstanding shares of common stock of the Company were sold by Lantern Investments, Inc. to GCG. At that time, the Company left the Lawrence, New York location.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2002, the Company did not have cash or cash equivalent balances at risk.

Income Taxes

Income tax expense is computed on the pretax income for federal and state tax purposes based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

NOTE 3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of December 31, 2002:

Commissions receivable	$ 775
Good faith deposits	10,000
	$ 10,775

NOTE 4- REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had regulatory net capital deficiency of $8,143, deficit net capital of $13,143 and a minimum regulatory net capital requirement of $5,000.

The Company violated its net capital requirement of $5,000 (See Note 7).

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

NOTE 5- COMMITMENTS AND CONTINGENCIES

Concentrations of Credit Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer/and or other counter-party with which it conducts its business.

As of December 31, 2002 there were no significant customer accounts having unsecured debit balances that presented any risk.

Operating Lease

The Company has a three-year lease agreement for its' office space. Annual rent amounted to $26,040 for the year ended December 31, 2002. Minimum annual rent through April 30, 2004 is as follows:

Future Minimum Lease Payments

December 31,

2003	$ 27,340
2004	9,260
	$ 36,600

NOTE 6- PROVISION FOR INCOME TAXES

There was no provision for income taxes at December 31, 2002 since the Company has available net operating loss carryforwards. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach the Company offsets any potential deferred tax benefit with a 100% valuation allowance.

NOTE 7- SUBSEQUENT EVENT

The Company, upon receiving notification from its independent auditors on March 11, 2003, deposited $20,000 into the Company's cash account on March 12, 2003 to remedy the December 31, 2002 deficit net capital position of ($13,143).

SUPPLEMENTAL INFORMATION

VISION SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15-3-1 AND STATEMENT PURSUANT TO RULE 17-5(4)
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity from Statement of Financial Condition	$	1,607
Less: Nonallowable assets		9,750
Net capital deficiency	$	(8,143)

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Minimum net capital required 6-2/3 of $18,918 pursuant to Rule 15-3-1	$	1,198
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Minimum net capital requirements of broker/dealer	$	5,000
DEFICIT NET CAPITAL	$	(13,143)
AGGREGATE INDEBTEDNESS	$	18,918
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		232%

STATEMENT PURSUANT TO RULE 17-5-(4)

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	7,269
Audit adjustments to record additional liabilities		(15,412)
Net capital deficiency per above	$	(8,143)
Ratio of aggregate indebtedness to net capital originally reported		48%
Ratio of aggregate indebtedness to net capital per above as a result of audit adjustment to record additional liabilities		232%

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Vision Securities, Inc.
Garden City, New York

In planning and performing our audit of the financial statements and supplemental schedules of Vision Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

March 15, 2003